EXHIBIT 99.1

ROYAL BANK OF CANADA

U.S.$1,370,000,000

SENIOR GLOBAL MEDIUM-TERM NOTES, SERIES A

DUE 9 MONTHS OR MORE FROM DATE OF ISSUE

Distribution Agreement

January 26, 2005

RBC CAPITAL MARKETS CORPORATION
1 Liberty Plaza
165 Broadway
New York, New York 10006

RBC DAIN RAUSCHER INC.
1211 Avenue of the Americas, 32nd Floor
New York, New York 10036

Ladies and Gentlemen:

     Royal Bank of Canada, a Canadian chartered Bank (the “Bank”), proposes to issue and sell from time to time its Senior Global Medium-Term Notes, Series A (such series of securities being hereinafter referred to as the “Series” and any securities to be issued from time to time as part of such Series being hereinafter referred to individually as a “Security” and collectively as the “Securities”), in an aggregate amount up to U.S.$1,370,000,000 and agrees with each Agent as set forth in this Agreement. Each of the terms “the Agents”, “such Agent”, “any Agent”, “an Agent”, “each Agent”, “the Purchasing Agent”, and “the Selling Agent”, when used in this Agreement or in any Terms Agreement (as defined below) or in the Annexes hereto, shall mean RBC Capital Markets Corporation and RBC Dain Rauscher Inc. (individually or collectively, as the context may demand) except at any time when any other Agent is acting as such hereunder, as contemplated in Section 11 hereof.

     The Bank acknowledges and agrees that RBC Capital Markets Corporation and RBC Dain Rauscher Inc. may use the Prospectus (as defined below) in connection with offers and sales of the Securities in market-making transactions as contemplated in the Prospectus under the caption “Plan of Distribution” and in the Prospectus Supplement, dated January 26, 2005 under the caption “Supplemental Plan of Distribution” (“Secondary Market Transactions”). The Bank further acknowledges and agrees that RBC Capital Markets Corporation and RBC Dain Rauscher Inc. are under no obligation to effect any Secondary Market Transactions and, if they do so, they may discontinue effecting such transactions at any time without providing any notice to the Bank. The term “Agent”, whenever used in this Agreement, shall include RBC Capital Markets Corporation and RBC Dain Rauscher Inc., whether each is acting in its capacity as an Agent or acting in connection with a Secondary Market Transaction, except as may be specifically provided otherwise herein.

     Subject to the terms and conditions stated herein and to the reservation by the Bank of the right to sell Securities directly on its own behalf, the Bank hereby (i) appoints each Agent as an agent of the Bank for the purpose of soliciting and receiving offers to purchase Securities from the Bank when and as instructed by the Bank pursuant to Section 3(a) hereof and (ii) agrees that, except as otherwise contemplated herein, whenever it determines to sell Securities directly to any Agent as principal, it will enter into a separate agreement (each a “Terms Agreement”), substantially in the form of Annex I hereto or in such other form as may be agreed by the parties to that particular agreement, relating to such sale in accordance with Section 3(b) hereof. This Agreement shall not be construed to create either an obligation on the part of the Bank to sell any Securities or an obligation of any of the Agents to purchase Securities as principal.

     The Securities will be issued under an indenture, dated as of October 23, 2003 (the “Indenture”), between the Bank and JPMorgan Chase Bank, N.A. (as successor to JPMorgan Chase Bank), as Trustee (the “Trustee”). The Securities shall have the maturity ranges, interest rates, if any, redemption provisions and other terms set forth in the Prospectus referred to below as it may be amended or supplemented from time to time. The Securities will be issued, and the terms and rights thereof established, from time to time by the Bank in accordance with the Indenture.

     1. Representations and Warranties of the Bank. The Bank represents and warrants to, and agrees with, each Agent that:

     (a) the Bank is qualified to file a short form prospectus that is a base shelf prospectus pursuant to the requirements of National Instrument 44-101 – Short Form Prospectus Distributions, and National Instrument 44-102 – Shelf Distributions, of the Canadian Securities Administrators; the Bank has prepared and filed with the Autorité des marchés financiers (the “AMF”, which term includes any predecessor organization) in the Province of Québec a preliminary short form base shelf prospectus (the “Preliminary Base Shelf Prospectus”) and a final short form base shelf prospectus (the “Final Base Shelf Prospectus”) in respect of U.S.$4,000,000,000 senior debt securities and subordinated debt securities, a preliminary receipt for the Preliminary Base Shelf Prospectus and a final receipt for the Final Base Shelf Prospectus, each in the form heretofore delivered to the Agents has been issued by the AMF; no other document with respect to such short form base shelf prospectus, amendments thereto, or document incorporated by reference therein has heretofore been filed or transmitted for filing with the AMF subsequent to the date of issuance of the final receipt for the Final Base Shelf Prospectus (other than the prospectus supplements and pricing supplements filed with the AMF pursuant to applicable securities laws of the Province of Québec as varied and amended by a decision of the AMF (“Québec Securities Laws”) and documents subsequently filed with the AMF in the form heretofore delivered to the Agents); and no order having the effect of preventing or suspending the use of any prospectus relating to the Securities has been issued, and no proceeding for that purpose has been initiated or, to the knowledge of the Bank, threatened by the AMF; the Final Base Shelf Prospectus is hereinafter called the “Shelf Prospectus” and any reference to the Shelf Prospectus as amended or supplemented shall be deemed to refer to the Shelf Prospectus as amended or supplemented in relation to the Securities, including any documents incorporated by reference therein as of the date of such filing;

     (b) the Bank meets the requirements for use of Form F-9 (“Form F-9”) under the Securities Act of 1933, as amended (the “Act”), with respect to the Securities and has filed a registration statement on Form F-9 (File No. 333-109392), including the Shelf Prospectus for which the AMF has issued the final receipt as modified as required or permitted by Form F-9, in respect of the Securities with the Securities and Exchange Commission (the “Commission”); such registration statement (including any pre-effective amendment thereto) and any post-effective amendment thereto, each in the form heretofore delivered to the Agents, excluding exhibits to such registration statement, but including all documents incorporated by reference in the prospectus contained therein as of the date of such prospectus, have been declared effective by the Commission in such form; and no stop order suspending the effectiveness of such registration statement has been issued, and no proceeding for that purpose has been initiated or, to the knowledge of the Bank, threatened by the Commission; any preliminary prospectus (including any supplement thereto) included in such registration statement is hereinafter called a “Preliminary Prospectus”; the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, are hereinafter called the “Registration Statement”; the prospectus, as supplemented by the prospectus supplement dated January 26, 2005 relating to the Securities, in the form in which it has most recently been filed, or transmitted for filing, with the Commission is hereinafter called the “Prospectus”; any reference herein to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein, as of the date of such Preliminary Prospectus or Prospectus, as the case may be; any supplement to the Prospectus that sets forth only the terms of a particular issue of the Securities is hereinafter called a “Pricing Supplement”; any reference to any amendment or supplement to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed after the date of such Preliminary Prospectus or Prospectus, as the case may be, under Québec Securities Laws or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and incorporated by reference in such Preliminary Prospectus or Prospectus, as the case may be; and any reference to the “Prospectus as amended or supplemented” shall be deemed to refer to the Prospectus as amended or supplemented (including by the applicable Pricing Supplement) in relation to the Securities in the form in which it is filed with the Commission pursuant to General Instruction II.K. of Form F-9 (“General Instruction II.K.”) in accordance with Section 5(a) hereof, including any documents incorporated by reference therein as of the date of such filing;

     (c) the documents incorporated by reference in the Prospectus as amended or supplemented and in the Shelf Prospectus, when they were filed with the AMF, complied in all material respects with the requirements of the Québec Securities Laws, and none of such documents, as of their respective issue dates, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and any further documents so filed and incorporated by reference in the Prospectus or the Shelf Prospectus or any further amendment or supplement thereto, when such documents are filed with the AMF, will comply in all material respects with Québec Securities Laws, and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to be make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Bank by or on behalf of an Agent expressly for use in the Prospectus as amended or supplemented relating to a particular issuance of Securities;

     (d) the Registration Statement and the Prospectus comply and, as amended or supplemented, if applicable, will comply as of the time of such amendment or supplement in all material respects with the Act, the rules and regulations of the Commission thereunder, and, if applicable, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and as to the Registration Statement and any amendment thereto, do not and will not, as of the applicable effective date of the Registration Statement and such amendment, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading and, as to the Prospectus and any amendment or supplement thereto, do not and will not, as of their dates and applicable filing dates as to the Prospectus and such amendment or supplement, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to (i) any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Bank by or on behalf of an Agent expressly for use in the Prospectus as amended or supplemented relating to a particular issuance of Securities or (ii) that part of the Registration Statement that shall constitute the Statement of Eligibility under the Trust Indenture Act (Form T-1) of the Trustee;

     (e) the Bank is not and, after giving effect to each offering and sale of Securities by the Bank, will not be, required to register as an “investment company” under the Investment Company Act of 1940;

     (f) any auditors who audited the financial statements incorporated by reference into the Registration Statement (any such auditor, an “Auditor”), were independent chartered accountants for the period covered by such financial statements as required by the Act, the Exchange Act, and the regulations thereunder, and the Bank Act (Canada);

     (g) no stop order suspending the effectiveness of the Registration Statement has been issued under the Act, and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Bank, are contemplated by the Commission, and any request on the part of the Commission for additional information has been complied with;

     (h) the Bank’s consolidated financial statements incorporated by reference in the Registration Statement (and any amendments or supplements thereto), together with related schedules and notes, present fairly, in all material respects, the consolidated financial position, results of operations and changes in financial position of the Bank and its subsidiaries on the basis stated therein at the respective dates or for the respective periods to which they apply; such statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principles (“U.S. GAAP”), in each case consistently applied throughout the periods involved, except as disclosed therein; the supporting schedules, if any, included in the Registration Statement present fairly in accordance with Canadian GAAP and U.S. GAAP the information required to be stated therein; and the other financial and statistical information and data set forth in the Registration Statement (and any amendment or supplement thereto) are, in all material respects, accurately presented and prepared on a basis consistent with such financial statements and the books and records of the Bank and its subsidiaries;

     (i) the Series has been duly authorized, and, when the Securities are issued and delivered pursuant to this Agreement and any Terms Agreement, the Securities will have been duly executed, authenticated, issued and delivered and will constitute valid and legally binding obligations of the Bank entitled to the benefits provided by the Indenture; the Indenture has been duly authorized and duly qualified under the Trust Indenture Act, and the Indenture constitutes a valid and legally binding instrument of the Bank, enforceable in accordance with its terms against the Bank, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and the Indenture conforms, and the Securities of any particular issuance of Securities will conform, to the descriptions thereof contained in the Prospectus as amended or supplemented to relate to such issuance of Securities;

     (j) the execution and delivery of this Agreement and any Terms Agreement, the creation and issue of the Securities and the sale of the Securities and the consummation of the transactions contemplated by this Agreement and any Terms Agreement will not contravene any material contract, material indenture or other material agreement to which the Bank is bound, nor will such action result in the creation or imposition of any lien, charge or encumbrance upon any material property or assets of the Bank, nor will such action result in any material violation of the provisions of the Bank Act or by-laws of the Bank or any law, administrative regulation or administrative or court order or decree of Canada or any political subdivision thereof applicable to the Bank;

     (k) no consent, approval, authorization, order or registration of or with any court or regulatory authority or other governmental agency or body in Canada is required for the issue, offer and sale of the Securities by the Bank in accordance with the terms of this Agreement and any Terms Agreement, except as may be required by Québec Securities Laws and the consent of the Superintendent of Financial Institutions Canada;

     (l) there has not occurred any material adverse change in the financial condition, earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Prospectus as amended or supplemented; and

     (m) there are no legal or governmental proceedings known to be pending or threatened to which the Bank or any of its subsidiaries is a party or to which any of the properties of the Bank or any of its subsidiaries is subject that are required to be described in the Registration Statement or the Prospectus as amended or supplemented and are not so described.

     2. Representations and Warranties of the Agents. Each Agent represents to the Bank that it has not offered or sold, and agrees that it will not offer or sell, the Securities purchased by it pursuant to this Agreement and any Terms Agreement, directly or indirectly, in Canada or to any resident of Canada without the consent of the Bank. Each Agent further agrees that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the Securities that may be entered into by such Agent.

     3. Appointment as Agents.

     (a) On the basis of the representations and warranties herein contained, and subject to the terms and conditions herein set forth, each of the Agents hereby severally and not jointly agrees, upon receipt of instructions from the Bank, to act as agent of the Bank and to use its reasonable efforts to solicit and receive offers to purchase a particular Security or Securities from the Bank upon the terms and conditions set forth in the Prospectus as amended or supplemented from time to time. Each Agent shall solicit offers to purchase only Securities having such terms, and shall solicit such offers only during such periods, as the Bank shall instruct such Agent. The appointment of the Agents hereunder is not exclusive and the Bank may from time to time offer Securities for sale otherwise than to or through an Agent. It is understood that if from time to time the Bank is approached by a prospective agent offering to solicit a specific purchase of Securities, the Bank may enter into an agreement with such agent with respect to such specific purchase upon such terms as the Bank and such agent may agree. These provisions shall not limit Section 5(f) hereof or any similar provision included in any Terms Agreement.

     Procedural details relating to the issue and delivery of Securities, the solicitation of offers to purchase Securities and the payment in each case therefor shall be as set forth in the Administrative Procedures Memorandum attached hereto as Annex II as it may be amended from time to time by written agreement between the Agents and the Bank (the “Administrative Procedure”). The provisions of the Administrative Procedure (except as otherwise stated in an applicable Terms Agreement) shall apply to all transactions contemplated hereunder. Each

Agent and the Bank agree to perform the respective duties and obligations specifically provided to be performed by each of them in the Administrative Procedure. The Bank will furnish to the Trustee a copy of the Administrative Procedure as from time to time in effect.

     The Bank reserves the right, in its sole discretion, at any time when the Bank has instructed any Agent to solicit offers to purchase the Securities, to instruct such Agent to suspend, for any period of time or permanently, the solicitation of offers to purchase the Securities. As soon as practicable, but in any event not later than one business day in New York City, after receipt of notice from the Bank, such Agent will suspend solicitation of offers to purchase Securities from the Bank until such time as the Bank has instructed such Agent to resume such solicitation. During such period, the Bank shall not be required to comply with the provisions of Sections 5(h), 5(i), 5(j), 5(k) and 5(l) with regard to such Agent. Upon advising such Agent that such solicitation may be resumed, however, the Bank shall simultaneously provide the documents (if any) required to be delivered by Sections 5(h), 5(i), 5(j), 5(k) and 5(l), and such Agent shall have no obligation to solicit offers to purchase the Securities until such documents have been received by such Agent. In addition, any failure by the Bank to comply with its obligations hereunder, including its obligations to deliver the documents required by Sections 5(h), 5(i), 5(j), 5(k) and 5(l), with regard to any Agent shall automatically terminate such Agent’s obligations hereunder, including its obligations to solicit offers to purchase the Securities hereunder as agent or to purchase Securities hereunder as principal.

     The Bank agrees to pay each Agent a commission, at the time of settlement of any sale of a Security by the Bank as a result of a solicitation made by such Agent, in an amount equal to between 0.125% and 1.0% of the principal amount of such Security sold, depending upon the stated maturity of such Security, or in such other amount as may be agreed between the Agent and the Bank.

     (b) Each sale of Securities by the Bank to any Agent as principal shall be made in accordance with the terms of this Agreement and (unless the Bank and such Agent shall otherwise agree) a Terms Agreement which will provide for the sale of such Securities by the Bank to, and the purchase thereof by, such Agent; such Terms Agreement may also specify certain provisions relating to the reoffering of such Securities by such Agent; the commitment of any Agent to purchase Securities as principal, whether pursuant to any Terms Agreement or otherwise, shall be deemed to have been made on the basis of the representations and warranties of the Bank herein contained and shall be subject to the terms and conditions herein set forth; each Terms Agreement shall specify the principal amount of Securities to be purchased by any Agent pursuant thereto, the price to be paid to the Bank for such Securities, any provisions relating to rights of, and default by, underwriters acting together with such Agent in the reoffering of the Securities and the time and date and place of delivery of and payment for such Securities; such Terms Agreement shall also specify any requirements for opinions of counsel, accountants’ letters and officers’ certificates pursuant to Section 5 hereof and such Terms Agreement may also include such other provisions (including provisions that modify this Agreement insofar as it sets forth the agreement between the Bank and such Agent) as the Bank and such Agent may agree upon. Unless otherwise specified in a Terms Agreement, each Agent proposes to offer Securities purchased by it as principal from the Bank for sale at prevailing market prices or prices related thereto at the time of sale, which may be equal to, greater than or less than the price at which such Securities are purchased by such Agent from the Bank.

     For each sale of Securities by the Bank to an Agent as principal that is not made pursuant to a Terms Agreement, the Bank agrees to pay such Agent a commission (or grant an equivalent discount) as provided in Section 2(a) hereof and in accordance with the schedule set forth therein (or in such amount as may be agreed between such Agent and the Bank).

     Each time and date of delivery of and payment for Securities to be purchased from the Bank by an Agent as principal, whether set forth in a Terms Agreement or in accordance with the Administrative Procedure, is referred to herein as a “Time of Delivery”.

     (c) Each Agent agrees, with respect to any Security denominated in a currency other than U.S. dollars, and whether acting as agent, as principal under any Terms Agreement or otherwise (including, in the case of RBC Capital Markets Corporation or RBC Dain Rauscher Inc., in any Secondary Market Transaction), not to solicit offers to purchase or otherwise offer, sell or deliver such Security, directly or indirectly, in, or to residents of, the country issuing such currency, except as permitted by applicable law.

     4. Commencement Date. The documents required to be delivered pursuant to Section 7 hereof on the Commencement Date (as defined below) shall be delivered to the Agents at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, at 10:00 a.m., New York City time, on the date of this Agreement, which date and time of such delivery may be postponed by agreement between the Agents and the Bank but in no event shall be later than the day prior to the date on which solicitation of offers to purchase Securities is commenced or on which any Terms Agreement is executed (such time and date being referred to herein as the “Commencement Date”).

     5. Certain Agreements of the Bank. The Bank agrees with each Agent:

     (a) (i) To make no amendment or supplement to the Registration Statement or the Prospectus (A) prior to the Commencement Date which shall be disapproved by any Agent promptly after reasonable notice thereof, (B) except as required by law, after the date of any Terms Agreement or other agreement by an Agent to purchase Securities as principal and prior to the related Time of Delivery if such amendment or supplement is reasonably objected to by any Agent party to such Terms Agreement or so purchasing as principal promptly after reasonable notice thereof or (C) during the period beginning on the Commencement Date and continuing for as long as may be required under applicable law, in the reasonable judgment of RBC Capital Markets Corporation after consultation with the Bank, in order to offer and sell any Securities in Secondary Market Transactions as contemplated by the Prospectus (the “Secondary Transactions Period”), which shall be disapproved by RBC Capital Markets Corporation promptly after reasonable notice thereof;

     (ii) to prepare, with respect to any Securities to be sold through or to such Agent pursuant to this Agreement, a Pricing Supplement with respect to such Securities in a form previously approved by such Agent and to file such Pricing Supplement (A) in accordance with the requirements of Québec Securities Laws not later than the close of business of the AMF on the second business day after the date on which such Pricing Supplement is first used or, if applicable, such earlier time as may be required by Québec Securities Laws, and (B) with the Commission pursuant to General Instruction II.K. not later than the Commission’s close of business on the next business day following such filing with the AMF or, if applicable, such earlier time as may be required by General Instruction II.K. or Québec Securities Laws;

     (iii) except as required by law, to make no further amendment or supplement to the Shelf Prospectus, the Registration Statement or the Prospectus, each as amended or supplemented, other than any Pricing Supplement, at any time prior to having afforded each Agent a reasonable opportunity to review and comment thereon;

     (iv) to file promptly (x) with the AMF, all documents required to be filed by the Bank with the AMF that are deemed to be incorporated by reference into the Shelf Prospectus, and (y) with the Commission, all reports required to be filed by the Bank with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities (including, in the case of RBC Capital Markets Corporation or RBC Dain Rauscher Inc., in any Secondary Market Transactions during the Secondary Transactions Period), and during such same period to advise the Agents, promptly after it receives notice thereof, of (a) the time when any amendment to the Shelf Prospectus or Registration Statement has been filed or becomes effective or any supplement to the Shelf Prospectus, the Prospectus or any amended Prospectus or amended Shelf Prospectus has been filed with the AMF or the Commission, of (b) the issuance by the AMF or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, of (c) the suspension of the qualification of the Securities for offering or sale in any jurisdiction, of (d) the initiation or threatening of any proceeding for any such purpose, or (e) of any request by the AMF or the Commission for the amending or supplementing of the Shelf Prospectus, the Registration Statement or the Prospectus or for additional information relating to the Securities, the Shelf Prospectus, the Registration Statement or the Prospectus; and

     (v) in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to use promptly its best efforts to obtain its withdrawal;

     (b) from time to time to take such action as such Agent may reasonably request to qualify the Securities for offering and sale under the securities laws of such states of the United States of America as such Agent may reasonably request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Securities (including, in the case of RBC Capital Markets Corporation or RBC Dain

Rauscher Inc., in any Secondary Market Transactions during the Secondary Transactions Period), provided that in connection therewith the Bank shall not be required to file a prospectus or equivalent document or to qualify as a foreign corporation or to subject itself to taxation as doing business or to file a general consent to service of process in any jurisdiction;

     (c) (i) to furnish such Agent with copies of the Prospectus as amended or supplemented (other than any Pricing Supplement (except as provided in the Administrative Procedure)) in such quantities as such Agent may from time to time reasonably request;

     (ii) if the delivery of a Prospectus is required at any time prior to six months after the time of issue of the Prospectus as amended or supplemented in connection with the offering or sale of the Securities (including Securities purchased from the Bank by such Agent as principal and including, in the case of RBC Capital Markets Corporation or RBC Dain Rauscher Inc., in any Secondary Market Transactions during the Secondary Transactions Period), and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file under Québec Securities Laws or the Exchange Act any document incorporated by reference in the Prospectus in order to comply with Québec Securities Laws, the Act, the Exchange Act or, if applicable, the Trust Indenture Act, to notify such Agent and request such Agent, in its capacity as agent of the Bank, to suspend solicitation of offers to purchase Securities from the Bank (and, if so notified, such Agent shall cease such solicitations as soon as practicable, but in any event not later than one business day in New York City later); and if the Bank shall decide to amend or supplement the Registration Statement or the Prospectus as then amended or supplemented, or to file under Québec Securities Laws or the Exchange Act any document incorporated by reference in the Prospectus in order to comply with Québec Securities Laws, the Act, the Exchange Act or, if applicable, the Trust Indenture Act, to so advise such Agent promptly by telephone (with confirmation in writing) and to prepare and cause to be filed promptly with the Commission an amendment or supplement to the Registration Statement or the Prospectus as then amended or supplemented that will correct such statement or omission or effect such compliance; and

     (iii) notwithstanding paragraph (ii) above, if during the period specified in such paragraph such Agent continues to own Securities purchased from the Bank by such Agent as principal or such Agent is otherwise required to deliver a prospectus in respect of transactions in the Securities (including, in the case of RBC Capital Markets Corporation or RBC Dain Rauscher Inc., in any Secondary Market Transactions during the Secondary Transactions Period), to promptly prepare and file with the Commission such an amendment or supplement and furnish without charge to such Agent as many copies as it may from time to time during such period reasonably request of such amendment or supplement; provided, however, that the Bank may elect, upon notice to RBC Capital Markets Corporation and RBC Dain Rauscher Inc., not to comply with this paragraph (iii) with respect to any Secondary Market Transaction, but only for a period or periods that the Bank reasonably determines are necessary in order to avoid premature disclosure of material, non-public information, unless, notwithstanding such election, such disclosure would otherwise be required under this Agreement; and provided, further, that no such period or periods described in the preceding proviso shall exceed 90 days in the aggregate during any period of 12 consecutive calendar months. Upon receipt of any such notice, RBC Capital Markets Corporation and RBC Dain Rauscher Inc. shall cease using the Prospectus or any amendment or supplement thereto in connection with Secondary Market Transactions until it receives notice from the Bank that it may resume using such document (or such document as it may be amended or supplemented);

     (d) to make generally available to its securityholders as soon as practicable, but in any event not later than 18 months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act), an earnings statement of the Bank and its subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Bank, Rule 158 under the Act);

     (e) so long as any Securities are outstanding, to furnish to such Agent copies of all reports or other communications (financial or other) furnished to stockholders generally, and to deliver to such Agent (i) as soon as they are available, copies of any reports and financial statements furnished to or filed with the AMF or any national securities exchange on which any class of securities of the Bank is listed; and (ii) such additional information concerning the business and financial condition of the Bank as such Agent may from time to time reasonably request (such financial statements to be on a consolidated basis to the extent the accounts of the Bank and its subsidiaries are consolidated in reports furnished to its stockholders generally or to the AMF);

     (f) that, if required pursuant to the terms of a Terms Agreement, from the date of such Terms Agreement with such Agent or other agreement by such Agent to purchase Securities as principal and continuing to and including the later of (i) the termination of the trading restrictions for the Securities purchased thereunder, as notified to the Bank by such Agent, and (ii) the related Time of Delivery, the Bank will not, without the prior written consent of such Agent, offer, sell, contract to sell or otherwise dispose of any debt securities of the Bank which both mature more than 9 months after such Time of Delivery and are substantially similar to the Securities except pursuant to this Agreement or any Terms Agreement, or except in an offering of Securities that are not and are not required to be registered under the Act or except in connection with a firm commitment underwriting pursuant to an underwriting agreement that does not provide for a continuous offering of medium-term debt securities (other than in Secondary Market Transactions);

     (g) that each acceptance by the Bank of an offer to purchase Securities hereunder (including any purchase from the Bank by such Agent as principal not pursuant to a Terms Agreement), and each execution and delivery by the Bank of a Terms Agreement with such Agent, shall be deemed to be an affirmation to such Agent that the representations and warranties of the Bank contained in or made pursuant to this Agreement are true and correct as of the date of such acceptance or of such Terms Agreement, as the case may be, as though made at and as of such date, and an undertaking that such representations and warranties will be true and correct as of the settlement date for the Securities relating to such acceptance or as of the Time of Delivery relating to such sale, as the case may be, as though made at and as of such date (except that such representations and warranties shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented relating to such Securities);

     (h) that reasonably in advance of each time any annual information form of the Bank is filed with the AMF and each time the Bank sells Securities to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of an opinion or opinions by Davis Polk & Wardwell as a condition to the purchase of Securities pursuant to such Terms Agreement, the Bank shall furnish to such counsel such papers and information as they may reasonably request to enable them to furnish to such Agent the opinion or opinions referred to in Section 7(d) hereof;

     (i) that reasonably promptly after each time any annual information form of the Bank is filed with the AMF and each time the Bank sells Securities to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of a written opinion under this Section 5(i) as a condition to the purchase of Securities pursuant to such Terms Agreement, the Bank shall cause Ogilvy Renault, Canadian counsel for the Bank, to furnish such Agent a written opinion, dated the date of such amendment, supplement or incorporation or the Time of Delivery relating to such sale, as the case may be, in form satisfactory to such Agent, to the effect that such Agent may rely on the opinion of such counsel referred to in Section 7(b) hereof which was last furnished to such Agent to the same extent as though it were dated the date of such letter authorizing reliance (except that the statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to such date) or, in lieu of such opinion, an opinion of the same tenor as the opinion of such counsel referred to in Section 7(b) hereof but modified to relate to the Registration Statement and the Prospectus as amended and supplemented to such date;

     (j) that reasonably promptly after each time any annual information form of the Bank is filed with the AMF and each time the Bank sells Securities to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of a written opinion under this Section 5(j) as a condition to the purchase of Securities pursuant to such Terms Agreement, the Bank shall cause Sullivan & Cromwell LLP, United States counsel for the Bank, to furnish such Agent a written opinion, dated the date of such amendment, supplement or incorporation or the Time of Delivery relating to such sale, as the case may be, in form satisfactory to such Agent, to the effect that such Agent may rely on the opinion of such counsel referred to in Section 7(c) hereof which was last furnished to such Agent to the same extent as though it were dated the date of such letter authorizing reliance (except that the statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to such date) or, in lieu of such opinion, an opinion of the same tenor as the opinion of such counsel referred to in Section 7(c) hereof but modified to relate to the Registration Statement and the Prospectus as amended and supplemented to such date;

     (k) that reasonably promptly after each time any annual information form of the Bank is filed with the AMF and each time the Bank sells Securities to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of a letter under this Section 5(k) as a condition to the purchase of Securities pursuant to such Terms Agreement, the Bank shall cause the Auditors to furnish such Agent a letter, dated the date of such amendment, supplement or incorporation or the Time of Delivery relating to such sale, as the case may be, in form satisfactory to such Agent, of the same tenor as the letter referred to in Section 7(e) hereof but modified to relate to the Registration Statement and the Prospectus as amended or supplemented to the date of such letter; provided, however, that, with respect to any financial information or other matter, such letter may reconfirm as true and correct at such date as though made at and as of such date, rather than repeat, statements with respect to such financial information or other matter made in the letter referred to in Section 7(e) hereof which was last furnished to such Agent;

     (l) that reasonably promptly after each time any annual information form of the Bank is filed with the AMF and each time the Bank sells Securities to such Agent as principal and the applicable Terms Agreement specifies the delivery of a certificate under this Section 5(l) as a condition to the purchase of Securities pursuant to such Terms Agreement, the Bank shall furnish or cause to be furnished forthwith to such Agent a certificate signed by an executive officer of the Bank, dated the date of such supplement, amendment or incorporation or the Time of Delivery relating to such sale, as the case may be, to the effect that the statements contained in the certificate referred to in Section 7(g) hereof which was last furnished to such Agent are true and correct at such date as though made at and as of such date (except that such statements shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to such date), or, in lieu of such certificate, a certificate of the same tenor as the certificates referred to in said Section 7(g) but modified to relate to the Registration Statement and the Prospectus as amended and supplemented to such date; and

     (m) to offer to any person who has agreed to purchase Securities from the Bank as the result of an offer to purchase solicited by such Agent the right to refuse to purchase and pay for such Securities if, on the related settlement date fixed pursuant to the Administrative Procedure, any condition set forth in Section 7(a) or 7(f) hereof shall not have been satisfied (it being understood that the judgment of such person with respect to the impracticability of such purchase of Securities shall be substituted, for purposes of this Section 5(m), for the respective judgments of an Agent with respect to certain matters referred to in Sections 7(a)(iii) or 7(f) and hereof, and that such Agent shall have no duty or obligation whatsoever to exercise the judgment permitted under such Sections 7(a)(iii) and 7(f) on behalf of any such person).

     6. Payment of Certain Expenses. The Bank covenants and agrees with each Agent that the Bank will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Bank’s counsel and accountants in connection with the registration of the Securities under the Act and all other expenses in connection with the preparation, printing and filing of the Registration Statement, any Preliminary Prospectus, the Shelf Prospectus, the Prospectus and any Pricing Supplements and all other amendments and supplements thereto and the mailing and delivering of copies thereof to such Agent; (ii) the cost of printing, producing this Agreement, any Terms Agreement, any Indenture, closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Securities; (iii) all expenses in connection with the qualification of the Securities for offering and sale under state securities laws as provided in Section 5(b) hereof, including the fees and disbursements of counsel for the Agents in connection with such qualification and in connection with the Blue Sky Memorandum; (iv) any fees charged by securities rating services for rating the Securities; (v) any filing fees incident to, and the fees and disbursements of counsel for the Agents in connection with, any required review by the National Association of Securities Dealers, Inc. of the terms of the sale of the Securities; (vi) the cost of preparing the Securities; (vii) the fees and expenses of the Trustee and any agent of the Trustee and any transfer or paying agent of the Bank and the fees and disbursements of counsel for the Trustee or such agent in connection with the Indenture and the Securities; and (viii) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section. It is understood, however, that, except as provided in this Section, and Section 8 hereof, the Agents will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on resale of any of the Securities by them, and any advertising expenses connected with any offers they may make.

     7. Conditions to the Obligations of the Agents. The obligation of any Agent, as agent of the Bank, at any time (“Solicitation Time”) to solicit offers to purchase the Securities from the Bank and the obligation of any Agent to purchase Securities from the Bank as principal, pursuant to any Terms Agreement or otherwise, shall in each case be subject, in such Agent’s discretion, to the condition that all representations and warranties and other statements of the Bank herein (and, in the case of an obligation of an Agent under a Terms Agreement, in or incorporated by reference in such Terms Agreement) are true and correct at and as of the Commencement Date and any applicable date referred to in Section 5(l) hereof that is prior to such Solicitation Time or Time of Delivery, as the case may be, and at and as of such Solicitation Time or at and as of both such Time of Delivery and Time of Sale, as the case may be (“Time of Sale” shall mean, with respect to any obligation of an Agent to purchase Securities as principal, the time when the related Terms Agreement becomes effective or if there is no Terms Agreement, the time when the Agent otherwise becomes committed to purchase the Securities); the condition that prior to such Solicitation Time or Time of Delivery, as the case may be, the

Bank shall have performed all of its obligations hereunder theretofore to be performed; and the following additional conditions:

     (a) (i) No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the Commission; (ii) there shall not have occurred any downgrading in the rating accorded any debt securities of the Bank by Standard & Poor’s Corporation or Moody’s Investors Service, Inc., or any public announcement by either such organization of an intended or potential downgrading; and (iii) there shall have been no material adverse change in the financial condition, earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Prospectus (exclusive of any amendments or supplements thereto prior to the Solicitation Time or Time of Delivery, as the case may be), which, in the judgment of such Agent, makes it impracticable to proceed with the solicitation by such Agent of offers to purchase Securities from the Bank or the purchase by such Agent of Securities from the Bank as principal, as the case may be, on the terms and in the manner contemplated in the Prospectus as first amended or supplemented relating to the Securities to be delivered at the relevant Time of Delivery.

     (b) Ogilvy Renault, Canadian counsel for the Bank, shall have furnished to such Agent their written opinions, dated the Commencement Date and each applicable date referred to in Section 5(i) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, subject to such exceptions and qualifications as would be customary, to the effect that:

     (i) the Bank validly exists as a Schedule I bank under the Bank Act (Canada) and has the corporate power to create, issue and sell the Securities;

     (ii) [to be delivered on a Time of Delivery - the issue, sale and delivery of the Securities have been duly authorized by the Bank and all necessary corporate action has been taken by the Bank to validly issue the Securities][to be delivered on other dates — the creation of the Series has been duly authorized by the Bank and when the terms of particular Securities and the issuance and sale of such Securities have been duly authorized by all necessary corporate action in conformity with the Indenture, and when such Securities have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment in accordance with this Agreement and any applicable Terms Agreement, such Securities will be validly issued];

     (iii) [to be delivered on a Time of Delivery - this Agreement and any applicable Terms Agreement have been duly authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of Québec or Ontario and the federal laws of Canada applicable therein, delivered by the Bank][to be delivered on other dates – this Agreement has been duly authorized, executed and, to the extent delivery is a matter governed by the laws of the

Province of Québec or Ontario and the federal laws of Canada applicable therein, delivered by the Bank];

     (iv) the Indenture has been duly authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of Québec or Ontario and the federal laws of Canada applicable therein, delivered by the Bank and, with respect to the provisions thereof governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, constitutes a legal, valid and binding obligation of the Bank enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

     (v) [to be delivered on a Time of Delivery - the execution and delivery by the Bank of, and the performance by the Bank of its obligations under this Agreement, any applicable Terms Agreement, the Indenture and the Securities do not contravene any existing provision of applicable law or result in a breach (whether after notice or lapse of time or both) of any of the terms, conditions or provisions of the Bank Act (Canada) or the by-laws of the Bank][to be delivered on other dates - the execution and delivery by the Bank of, and the performance by the Bank of its obligations under this Agreement and the Indenture do not contravene any existing provision of applicable law or result in a breach (whether after notice or lapse of time or both) of any of the terms, conditions or provisions of the Bank Act (Canada) or the by-laws of the Bank];

     (vi) [to be delivered on a Time of Delivery - no registration, filing or recording of the Indenture under the laws of the Province of Québec or Ontario and the federal laws of Canada applicable therein is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Securities][to be delivered on other dates - no registration, filing or recording of the Indenture under the laws of the Provinces of Québec or Ontario and the federal laws of Canada applicable therein is necessary in order to preserve or protect the validity or enforceability of the Indenture];

     (vii) [to be delivered on a Time of Delivery - no consent, approval or authorization of, or registration, recordation or filing with, any governmental body or agency in Canada is required on the part of the Bank pursuant to the laws of the Province of Québec and the federal laws of Canada applicable therein for the issuance and sale by the Bank of the Securities to such Agent pursuant to this Agreement, any applicable Terms Agreement and the Indenture, except such as have been obtained under the Bank Act (Canada) and the Québec Securities Laws];

     (viii) [to be delivered on a Time of Delivery - to the best of such counsel’s knowledge after due inquiry, (A) there are no reports or information that in accordance with the requirements of Québec Securities Laws must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required, and (B) there are no documents required to be filed with the AMF in connection with the Prospectus, any Pricing Supplement or any amendment or supplement thereto or any Preliminary Prospectus that have not been filed as required][to be delivered on other dates - to the best of such counsel’s knowledge after due inquiry, there are no documents required to be filed with the AMF in connection with the Prospectus, any Pricing Supplement or any amendment or supplement thereto or any Preliminary Prospectus that have not been filed as required];

     (ix) the Shelf Prospectus and the documents incorporated by reference therein (except for the financial statements and other financial and statistical data included therein or omitted therefrom, as to which such counsel express no opinion), when they were filed with the AMF under Québec Securities Laws, appear on their face to have been appropriately responsive in all material respects to the requirements of Québec Securities Laws as interpreted and applied by the AMF;

     (x) the statements in the Prospectus under the caption “Certain Income Tax Consequences – Certain Canadian Income Tax Considerations,” insofar as such statements constitute a summary of the Canadian tax laws referred to therein, are accurate and fairly summarize in all material respects the Canadian tax laws referred to therein;

     (xi) [to be delivered on a Time of Delivery - a court of competent jurisdiction in the Province of Ontario would give effect to the choice of the law of the State of New York (“New York law”) as the proper law governing the Indenture (to the extent the Indenture is governed by New York law), the Securities, this Agreement and any applicable Terms Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy, as that term is understood under the laws in the Province of Ontario and the federal laws of Canada applicable therein][to be delivered on other dates - a court of competent jurisdiction in the Province of Ontario would give effect to the choice of the law of the State of New York (“New York Law”) as the proper law governing the Indenture (to the extent the Indenture is governed by New York Law) and this Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy, as that term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein];

     (xii) [to be delivered on a Time of Delivery - in an action on a final and conclusive judgment in personam of any state or federal court sitting in The City of New York, New York (a “New York Court”) that is not impeachable as void or voidable under New York law, a court of competent jurisdiction in the Province of Ontario would recognize the validity of the appointment by the Bank of National Corporate Research, Ltd. as its agent for service in the United States of America under the Indenture, the Securities, this Agreement and any applicable Terms Agreement and to the provisions in the Indenture, the Offered Securities, this Agreement [and any applicable Terms Agreement whereby the Bank has submitted to the jurisdiction of a New York Court][to be delivered on other dates - in an action on a final and conclusive judgment in personam of any state or federal court sitting in The City of New York, New York (a “New York Court”) that is not impeachable as void or voidable under New York Law, a court of competent jurisdiction in the Province of Ontario would recognize the validity of the appointment by the Bank of National Corporate Research, Ltd. as its agent for service in the United States of America under the Indenture and this Agreement and to the provisions in the Indenture and this Agreement whereby the Bank has submitted to the jurisdiction of a New York Court];

     (xiii) [to be delivered on a Time of Delivery - if the Indenture (to the extent the Indenture is governed by New York Law), the Securities, this Agreement or any applicable Terms Agreement are sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York law, a court of competent jurisdiction in the Province of Ontario would, subject to the qualifications set out in paragraph (xi) above, recognize the choice of New York law, and, upon appropriate evidence as to such law being specifically pleaded and proved, apply such law, provided that none of the provisions of the Indenture, the Securities, this Agreement or any applicable Terms Agreement or of applicable New York law is contrary to public policy, as that term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein; provided, however, that, in matters of procedure, the laws of the Province of Ontario will be applied, and a court of competent jurisdiction in the Province of Ontario will retain discretion to decline to hear such action if it is contrary to public policy, as that term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein, for such court to do so, or if such court is not the proper forum to hear such an action or if concurrent proceedings are being brought elsewhere][to be delivered on other dates - if the Indenture (to the extent the Indenture is governed by New York Law) or this Agreement are sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York Law, a court of competent jurisdiction in the Province of Ontario would, subject to the qualifications set out in paragraph 10 above, recognize the choice of New York Law, and, upon appropriate evidence as to such law being specifically pleaded and proved, apply such law, provided that none of the provisions of the Indenture or this Agreement or of applicable

New York Law is contrary to public policy, as that term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein; provided, however, that, in matters of procedure, the laws of the Province of Ontario will be applied, and a court of competent jurisdiction in the Province of Ontario will retain discretion to decline to hear such action if it is contrary to public policy, as that term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein, for such court to do so, or if such court is not the proper forum to hear such an action or if concurrent proceedings are being brought elsewhere];

     (xiv) [to be delivered on a Time of Delivery - a court of competent jurisdiction in the Province of Ontario would enforce a final and conclusive judgment in personam of a New York Court that is subsisting and unsatisfied respecting the enforcement of the Indenture, the Securities, this Agreement and any applicable Terms Agreement that is not impeachable as void or voidable under New York law for a sum certain if: (A) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (although submission by the Bank to the jurisdiction of the New York Court pursuant to the Indenture, the Securities, this Agreement and any applicable Terms Agreement will be sufficient for this purpose); (B) such judgment was not obtained by fraud or in a manner contrary to natural justice or in contravention of the fundamental principles of procedure and the decision and enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario and the federal laws of Canada as applicable therein; (C) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; and (D) the action is commenced within the applicable limitation period; provided that under the Currency Act (Canada), a court of competent jurisdiction in the Province of Ontario may give judgment only in Canadian dollars][to be delivered on other dates - a court of competent jurisdiction in the Province of Ontario would enforce a final and conclusive judgment in personam of a New York Court that is subsisting and unsatisfied respecting the enforcement of the Indenture and this Agreement that is not impeachable as void or voidable under New York Law for a sum certain if: (A) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (although submission by the Bank to the jurisdiction of the New York Court pursuant to the Indenture and this Agreement will be sufficient for this purpose); (B) such judgment was not obtained by fraud or in a manner contrary to natural justice or in contravention of the fundamental principles of procedure and the decision and enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario and the federal laws of Canada as applicable therein; (C) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; and (D) the action is commenced within the applicable limitation period; provided that under the Currency Act (Canada), a court of competent jurisdiction in the Province of Ontario may give judgment only in Canadian dollars]; and

     (xv) such counsel’s opinion as summarized in the Prospectus under the heading “Limitations on Enforcement of U.S. Laws Against RBC, our Management and Others” regarding enforceability of U.S. securities laws is true and correct.

     (c) Sullivan & Cromwell LLP, United States counsel for the Bank, shall have furnished to such Agent their written opinions, dated the Commencement Date and each applicable date referred to in Section 5(j) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, subject to such exceptions and qualifications as would be customary, to the effect that:

     (i) assuming this Agreement and any applicable Terms Agreement have been duly authorized, executed and delivered by the Bank insofar as the laws of Canada, Québec and Ontario are concerned, this Agreement and any applicable Terms Agreement have been duly executed and delivered by the Bank;

     (ii) all regulatory consents, authorizations, approvals and filings required to be obtained or made by the Bank under the Federal laws of the United States and the laws of the State of New York for the issuance, sale and delivery of the Securities by the Bank to the Agents have been obtained or made;

     (iii) assuming the Indenture has been duly authorized, executed and delivered by the Bank insofar as the laws of Canada, Québec and Ontario are concerned, it has been duly executed and delivered by the Bank and duly qualified under the Trust Indenture Act of 1939, and constitutes a valid and legally binding obligation of the Bank enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

     (iv) [to be delivered on a Time of Delivery - assuming the Securities have been duly authorized, executed, issued and delivered by the Bank insofar as the laws of Canada, Québec and Ontario are concerned, they have been duly executed, authenticated, issued and delivered by the Bank, and constitute the valid and legally binding obligations of the Bank enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;][to be delivered on other dates - assuming the Series has been duly authorized and established by the Bank insofar as the laws of Canada, Québec and Ontario are concerned, the Series has been duly established in conformity with the Indenture, and, when the terms of a particular Security and of its issuance and sale have been duly authorized and established by all necessary corporate action in conformity with the Indenture, and such Security has been duly completed, executed, authenticated and issued in accordance with the Indenture and delivered against payment in accordance with the Distribution Agreement, such Security will constitute a valid and legally binding obligation of the Bank enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles];

     (v) assuming the validity of such action under the laws of Canada, Québec and Ontario, under the laws of the State of New York relating to submission of personal jurisdiction, the Bank has validly and effectively submitted to the personal jurisdiction of any state or Federal court in The City of New York, State of New York and has validly appointed National Corporate Research, Ltd. as its authorized agent for the purposes described in Section 15 of this Agreement;

     (vi) the statements in the Prospectus under the caption “Certain Income Tax Consequences – Certain United States Federal Income Tax Consequences,” insofar as such statements constitute a summary of the principal United States Federal tax consequences of the purchase, ownership and disposition of the Securities, is correct in all material respects as of the date of such opinion; and

     (vii) the Bank is not an “investment company” as defined in the Investment Company Act of 1940.

     Such counsel shall also furnish a letter stating that they have reviewed the Registration Statement, the Prospectus as amended or supplemented and participated in discussions with representatives of the Bank, its Canadian counsel and its accountants and representatives of the Agents and their U.S. counsel; and on the basis of the information they gained in the course of the performance of such services, considered in the light of their understanding of the applicable law (including the requirements of Form F-9 and the character of the prospectus contemplated thereby) and the experience they have gained through their practice under the Act, such counsel shall confirm to the Agents that the Registration Statement, as of its effective date, and the Prospectus as amended or supplemented, as of the date of the prospectus supplement, appeared on their face to be appropriately responsive in all material respects to the requirements of the Act, the Trust Indenture Act and the applicable rules and regulations of the Commission thereunder; and nothing that came to the attention of such counsel in the course of their review has caused them to believe that the Registration Statement, as of its effective date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading or that the Prospectus as amended or supplemented, as of the date of such amendment or supplement, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statement therein, in light of the circumstances in which they were made, not misleading. Such letter shall also state that between the date of the prospectus supplement and the date of delivery of the opinion, such counsel has performed such further review as described in such letter; and nothing that has come to their attention in the course of such procedures has caused them to believe that the Prospectus, as amended or supplemented, as of the date of delivery of the opinion, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     Such opinion and letter may state (1) that the limitations inherent in the independent verification of factual matters and the character of determinations involved in the registration process are such that such counsel do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Prospectus or the prospectus supplement except for those made under the captions “Description of Securities We May Offer,” “Plan of Distribution” and “Certain Income Tax Consequences – Certain United States Federal Income Tax Consequences” in the Prospectus and “Description of Notes We May Offer,” “Supplemental Plan of Distribution” and “Certain Income Tax Consequences – Certain United States Federal Income Tax Consequences” in the prospectus supplement dated January 26, 2005, insofar as they relate to provisions of the Securities, the Indenture or this Agreement therein described, (2) that they do not express any opinion or belief as to the financial statements or other financial data contained in the Registration Statement or the Prospectus or the prospectus supplement, or as to the statement of eligibility and qualification of the Trustee under the Indenture under which the Securities are being issued, or as to any statement of the Bank or its Canadian counsel with respect to the laws of Canada, Québec or Ontario, in each case, in the Registration Statement or in documents incorporated by reference therein, (3) that they assume that (A) the principal jurisdiction in Canada designated by the Bank in connection with the offering of the Securities is the Province of Québec, (B) the Shelf Prospectus, as supplemented, would be the entire disclosure document used to offer the Securities if the offering of Securities was being made in the Province of Québec, (C) the exhibits to the Registration Statement and the documents incorporated in the Shelf Prospectus by reference are the only reports or information that in accordance with the requirements of Québec law must be made publicly available in connection with the offering of the Securities and (D) the Shelf Prospectus was prepared in accordance with the disclosure requirements of the Province of Québec as interpreted and applied in accordance with Québec Securities Laws, (4) that they are not expressing any opinion as the responsiveness of the documents referred to above to the requirements of the laws of Canada, Québec and Ontario, (5) that they are passing only upon matters of United States federal and New York law and that they are relying on the opinion of Ogilvy Renault, Canadian counsel for the Bank, with respect to matters of Canadian law (including compliance with all legal requirements as interpreted and applied by the AMF), and (6) that their opinion or opinions are subject to any qualifications in the opinion of such Canadian counsel for the Bank.

     (d) Davis Polk & Wardwell, counsel for the Agents, shall have furnished to such Agent their written opinions, dated the Commencement Date and each applicable date referred to in Section 5(h) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, in form and substance satisfactory to such Agent with respect to the Registration Statement, the Prospectus, the Securities and such other matters that such Agent may reasonably request.

     (e) Not later than 10:00 a.m., New York City time, on the Commencement Date and on each applicable date referred to in Section 5(k) hereof that is on or prior to such Solicitation Time or Time of Delivery, such Agent shall have received, in form and substance reasonably satisfactory to the Agents, from each Auditor, constituting statements and information of the type ordinarily included in accountants’ “comfort letters” to Agents with respect to the financial statements and certain financial information contained in or incorporated by reference in the Registration Statement and the Prospectus.

     (f) On or after the date hereof or of any applicable Terms Agreement there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange; (ii) a material disruption in securities settlement, payment or clearance services in the United States; (iii) a general moratorium on commercial banking activities in The City of New York or the City of Toronto, declared by either United States federal, New York State, Canadian federal or Ontario provincial authorities, as the case may be; or (iv) an outbreak or escalation of hostilities or other calamity or crisis having an adverse effect on the financial markets of the United States of America, which, in the judgment of such Agent makes it impracticable to proceed with the solicitation of offers to purchase Securities or the purchase of the Securities from the Bank as principal pursuant to the applicable Terms Agreement or otherwise, as the case may be, on the terms and in the manner contemplated in the Prospectus as first amended or supplemented relating to the Securities to be delivered at the relevant Time of Delivery.

     (g) The Bank shall have furnished or caused to be furnished to such Agent a certificate signed by an executive officer of the Bank dated the Commencement Date and each applicable date referred to in Section 5(l) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, to the effect set forth in Section 7(a)(i) and (ii) above and to the effect that the representations and warranties of the Bank contained in this Agreement are true and correct as of the Commencement Date or such applicable date, as the case may be, and that the Bank has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or prior to the Commencement Date or such applicable date, as the case may be.

     8. Indemnification and Contribution.

     (a) The Bank agrees to indemnify and hold harmless each Agent and each person, if any, who controls any Agent within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Preliminary Prospectus, the Prospectus as amended or supplemented or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information furnished in writing to the Bank by any Agent expressly for use therein; provided that the foregoing indemnity agreement with respect to any preliminary prospectus shall not inure to the benefit of any Agent from whom the person asserting any such losses, claims, damages or liabilities purchased the Securities or of any person controlling such Agent, if a copy of the Prospectus as then amended or supplemented was not sent or given by or on behalf of such Agent to such person, if required by law so to have been delivered, at or prior to the written confirmation of the sale of the Securities to such person, and if the Prospectus as so amended or supplemented would have cured the defect giving rise to such loss, claim, damage or liability.

     (b) Each Agent agrees, severally and not jointly, to indemnify and hold harmless the Bank, its directors, its officers, its authorized representative or representatives in the United States, and each person, if any, who controls the Bank within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Bank to each Agent, but only with reference to information relating to such Agent furnished in writing by such Agent expressly for use in the Registration Statement, any Preliminary Prospectus or the Prospectus as amended or supplemented.

     (c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either of the two preceding paragraphs, such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding; provided, however, that the failure to notify promptly the indemnifying party will not relieve it from liability unless and to the extent that such failure results in the forfeiture by the indemnifying party of substantial rights or defenses. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Agents in the case of parties indemnified pursuant to Section 8(a) and by the Bank in the case of parties indemnified pursuant to Section 8(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is an actual or potential party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

     (d) If the indemnification provided for in Sections 8(a) and 8(b) hereof is unavailable as a matter of law to an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under either such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Bank on the one hand, and the Agents on the other, from the offering of the Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Bank on the one hand, and of the Agents on the other, in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Bank on the one hand, and the Agents on the other, shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Bank bear to the total underwriting commissions received by the Agents, in each case as set forth in the table on the cover page of the Prospectus. The relative fault of the Bank and of the Agents shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Bank or by the Agents and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

     (e) The Bank and the Agents agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Agents were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, no Agent shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Agents’ obligations to contribute pursuant to this Section 8 are several in proportion to their respective underwriting commitments. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

     9. Agency. Each Agent, in soliciting offers to purchase Securities from the Bank and in performing the other obligations of such Agent hereunder (other than in respect of any purchase by an Agent as principal, pursuant to a Terms Agreement or otherwise), is acting solely as agent for the Bank and not as principal. Each Agent will make reasonable efforts to assist the Bank in obtaining performance by each purchaser whose offer to purchase Securities from the Bank was solicited by such Agent and has been accepted by the Bank, but such Agent shall not have any liability to the Bank in the event such purchase is not consummated for any reason. If the Bank shall default on its obligation to deliver Securities to a purchaser whose offer it has accepted, the Bank shall (i) hold each Agent harmless against any loss, claim or damage arising from or as a result of such default by the Bank and (ii) notwithstanding such default, pay to the Agent that solicited such offer any commission to which it would be entitled in connection with such sale.

     10. Survival of Certain Representations and Obligations. The respective indemnities, agreements, representations, warranties and other statements of the Bank and the several Agents, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any (i) termination of this Agreement or (ii) investigation (or any statement as to the results thereof) made by or on behalf of any Agent or any controlling person of any Agent, or the Bank, or any officer or director or controlling person of the Bank, and shall survive delivery of and payment for any of the Securities.

     11. Suspension or Termination.

     (a) The provisions of this Agreement relating to the solicitation of offers to purchase Securities from the Bank may be suspended or terminated at any time by the Bank as to any Agent or by any Agent as to such Agent upon the giving of written notice of such suspension or termination to such Agent or the Bank, as the case may be. In the event of such suspension or termination with respect to any Agent, (x) this Agreement shall remain in full force and effect with respect to any Agent as to which such suspension or termination has not occurred, (y) this Agreement shall remain in full force and effect with respect to the rights and obligations of any party which have previously accrued or which relate to Securities which are already issued, agreed to be issued or the subject of a pending offer at the time of such suspension or termination (including all Securities that may be the subject of a Secondary Market Transaction at any time during the Secondary Transactions Period) and (z) in any event, this Agreement shall remain in full force and effect insofar as the fourth paragraph of Section 3(a), and Sections 5(d), 5(e), 6, 8, 9 and 10 hereof are concerned.

     (b) The Bank, in its sole discretion, may appoint one or more additional parties to act as Agents hereunder from time to time. Any such appointment shall be made in a writing signed by the Bank and the party so appointed. Such appointment shall become effective in accordance with its terms after the execution and delivery of such writing by the Bank and such other party. When such appointment is effective, such other party shall be deemed to be one of the Agents referred to in, and to have the rights and obligations of an Agent under, this Agreement, subject to the terms and conditions of such appointment. The Bank shall deliver a copy of such appointment to each other Agent promptly after it becomes effective.

     (c) The Bank, in its sole discretion, may increase the aggregate initial offering price of the Securities from time to time without consent of, or notice to, any Agent.

     (d) The Bank and any Agent may amend any provision of this Agreement with respect to such Agent without consent of, or notice to, any other Agent. Any such amendment shall be made in a writing signed by the Bank and each Agent that is a party to such amendment. In the event of such amendment, this Agreement shall remain in full force and effect with respect to any Agent that is not a party to such amendment (without giving effect to such amendment with respect to such Agent) unless suspended or terminated with respect to such Agent pursuant to clause (a) of this Section 11.

     12. Default by Agent. The following terms shall apply to any Terms Agreement if provided for therein:

     (a) If any Agent shall default in its obligation to purchase the Securities which it has agreed to purchase pursuant to such Terms Agreement, the representatives named in such Terms Agreement may in their discretion arrange for the representatives or another party or other parties to purchase such Securities on the terms provided by such Terms Agreement. If within thirty-six hours after such default by any Agent the representatives do not arrange for the purchase of such Securities, then the Bank shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the representatives to purchase such Securities on such terms. In the event that, within the respective prescribed periods, the representatives notify the Bank that they have so arranged for the purchase of such Securities, or the Bank notifies the representatives that it has so arranged for the purchase of such Securities, the representatives or the Bank shall have the right to postpone the Time of Delivery for a period of not more than seven calendar days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus as amended or supplemented, or in any other documents or arrangements, and the Bank agrees to file promptly any amendments or supplements to the Registration Statement or the Prospectus which in the representatives’ opinion may thereby be made necessary. The term “Agent” as used with respect to such Terms Agreement shall include any person substituted under this Section 12 (if applicable) with like effect as if such person had originally been a party to such Terms Agreement.

     (b) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Agent or Agents by the representatives and the Bank as provided in subsection (a) above, the aggregate principal amount of such Securities which remains unpurchased does not exceed one-eleventh of the aggregate principal amount of all the Securities covered by such Terms Agreement, then the Bank shall have the right to require each non-defaulting Agent to purchase the principal amount of Securities which such Agent agreed to purchase pursuant to such Terms Agreement and, in addition, to require each non-defaulting Agent to purchase its pro rata share (based on the principal amount of Securities which such Agent agreed to purchase pursuant to such Terms Agreement) of the Securities of such defaulting Agent or Agents for which such arrangements have not been made; but nothing herein shall relieve a defaulting Agent from liability for its default.

     (c) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Agent or Agents by the Agents and the Bank as provided in subsection (a) above, the aggregate principal amount of Securities pursuant to such Terms Agreement which remains unpurchased exceeds one-eleventh of the aggregate principal amount of all the Securities under such Terms Agreement, or if the Bank shall not exercise the right described in subsection (b) above to require non-defaulting Agents to purchase Securities of a defaulting Agent or Agents, then such Terms Agreement shall thereupon terminate, without liability on the part of any non-defaulting Agent or the Bank, except for the expenses to be borne by the Bank and the Agents as provided in Section 6 hereof incorporated therein by reference and the indemnity and contribution agreement in Section 8 hereof incorporated therein by reference; but nothing herein shall relieve a defaulting Agent from liability for its default.

     13. Notices. All statements, requests, notices and agreements hereunder shall be in writing, and if to the Agents shall be delivered or sent by mail, telex or facsimile transmission to the address of the RBC Capital Markets Corporation, Attention: U.S. Debt Capital Markets, to the address of RBC Dain Rauscher Inc., Attention: Steve Cutri, and to any other Agents at the addresses set forth in their letter of appointment delivered in accordance with Section 11; and if to the Bank shall be delivered to the address of the Bank set forth in the Registration Statement: Attention: Executive Vice-President, RBC Corporate Treasury; provided, however, that any notice to an Agent pursuant to Section 8(c) hereof shall be delivered or sent by mail or facsimile transmission to such Agent at its address set forth in its Agents’ questionnaire, which address will be supplied to the Bank by such Agent upon request. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

     14. Successors. This Agreement and any Terms Agreement shall be binding upon, and inure solely to the benefit of, each Agent and the Bank, and to the extent provided in Sections 8 and 10 hereof, the officers and directors of the Bank and each person who controls any Agent or the Bank, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement or any Terms Agreement. No purchaser of any of the Securities through or from any Agent hereunder shall be deemed a successor or assign by reason merely of such purchase.

     15. Jurisdiction. The Bank irrevocably (i) agrees that any legal suit, action or proceeding against the Bank brought by any Agent or by any person who controls any Agent arising out of or based upon this Agreement or any Terms Agreement or the transactions contemplated hereby and thereby may be instituted in any state or federal court in The City of New York (a “New York Court”), (ii) waives, to the fullest extent it may effectively do so, any objection that it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the jurisdiction of such courts in any such suit, action or proceeding. The Bank irrevocably waives any immunity to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or based on this Agreement and any Terms Agreement or the transactions contemplated hereby and thereby that is instituted in any New York Court. The Bank has appointed National Corporate Research, Ltd., 225 West 34th Street, Suite 910, New York, NY 10122-0032, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement and any Terms Agreement or the transactions contemplated hereby and thereby that may be instituted in any New York Court by any Agent or by any person who controls any Agent, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. The Bank represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, which may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Bank shall be deemed, in every respect, effective service of process upon the Bank.

     16. Business Day. Time shall be of the essence in this Agreement and any Terms Agreement. As used herein, “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business; provided that, with respect to filings to be made with the AMF, “business day” shall mean any day when the AMF’s office in the City of Montreal is open for business.

     17. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the relevant Agents could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Bank with respect to any sum due from it to any Agent or any person controlling any Agent shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Agent or controlling person of any sum in such other currency, and only to the extent that such Agent or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Agent or controlling person hereunder, the Bank agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Agent or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Agent or controlling person hereunder, such Agent or controlling person agrees to pay to the Bank an amount equal to the excess of the dollars so purchased over the sum originally due to such Agent or controlling person hereunder.

     18. Governing Law. This Agreement and any Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

     19. Counterparts. This Agreement and any Terms Agreement may be executed by any one or more of the parties hereto and thereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.

     If the foregoing is in accordance with your understanding, please sign and return to us four counterparts hereof, whereupon this letter and the acceptance by you thereof shall constitute a binding agreement between the Bank and you in accordance with its terms.

Very truly yours, ROYAL BANK OF CANADA
By:	/s/ Jim Archer-Shee
	Name:	Jim Archer-Shee
	Title:	Executive Vice-President and Corporate Treasurer

By:	/s/ David Power
	Name:	David Power
	Title:	Vice-President, Market Strategy and Execution

Accepted as of the date hereof:

RBC CAPITAL MARKETS CORPORATION

By:	/s/ Simon Ling
Name: Simon Ling Title: Managing Director

RBC DAIN RAUSCHER INC.

By:	/s/ Steven Cutri
Name: Steven Cutri Title: Managing Director

ANNEX I

ROYAL BANK OF CANADA

U.S. $1,370,000,000

SENIOR GLOBAL MEDIUM-TERM NOTES, SERIES A

DUE 9 MONTHS OR MORE FROM DATE OF ISSUE

Terms Agreement

..................................., 200..

RBC CAPITAL MARKETS CORPORATION
1 Liberty Plaza
165 Broadway
New York, New York 10006

RBC DAIN RAUSCHER INC.
60 South 6th Street
Minneapolis, Minnesota 55402

[Insert names of any other purchasers]

Ladies and Gentlemen:

     Royal Bank of Canada, a Canadian chartered Bank (the “Bank”), proposes, subject to the terms and conditions stated herein and in the Distribution Agreement, dated January 26, 2005 (the “Distribution Agreement”), between the Bank on the one hand and RBC Capital Markets Corporation, RBC Dain Rauscher Inc. and any other party acting as Agent thereunder on the other, to issue and sell to you the securities specified in the Schedule hereto (the “Purchased Securities”). Each of the provisions of the Distribution Agreement not specifically related to the solicitation by the Agents, as agents of the Bank, of offers to purchase Securities is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein. Nothing contained herein or in the Distribution Agreement shall make any party hereto an agent of the Bank or make such party subject to the provisions therein relating to the solicitation of offers to purchase Securities from the Bank, solely by virtue of its execution of this Terms Agreement. Each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement, except that each representation and warranty that refers to the Prospectus or the Shelf Prospectus (as therein defined) in Section 1 of the Distribution Agreement shall be deemed to be a representation or warranty as of the date of the Distribution Agreement in relation to the Prospectus or the Shelf Prospectus, and also a representation and warranty as of the date of this Terms Agreement in relation to the Prospectus or the Shelf Prospectus, as the case may be, each as amended or supplemented to the date hereof and each as amended or supplemented relating to the Purchased Securities that are the subject of this Terms

Agreement. Unless otherwise defined herein, terms defined in the Distribution Agreement are used herein as therein defined.

     [Notwithstanding the foregoing, insofar as it is deemed to be incorporated in and made a part of this Terms Agreement, the Distribution Agreement shall be subject to, and to the extent necessary amended by, the Letter of Appointment pursuant to which we appointed each of you (other than RBC Capital Markets Corporation and RBC Dain Rauscher Inc.) to act as an Agent under the Distribution Agreement on certain terms and conditions specified in such letter. For all purposes of this Terms Agreement, references to the “Agents” shall mean the Purchasing Agents, for which RBC Capital Markets Corporation is acting as representatives. Each of you agrees that all determinations to be made by the Purchasing Agents under this Terms Agreement, including the determination whether or not the conditions in Section 7 of the Distribution Agreement have been satisfied and, if not, whether or not any such conditions shall be waived, shall be made solely by RBC Capital Markets Corporation, on behalf of the Purchasing Agents.]

     An amendment and/or supplement to each of the Prospectus and the Shelf Prospectus, each in the form heretofore delivered to you is now proposed to be filed with the Commission pursuant to General Instruction II.K., in the case of the Prospectus, and with the AMF pursuant to Québec Securities Laws, in the case of the Shelf Prospectus.

     Subject to the terms and conditions set forth herein and in the Distribution Agreement incorporated herein by reference, the Bank agrees to issue and sell to [each of] you, and [each of] you agree[s, severally and not jointly,] to purchase from the Bank at the time and place and at the purchase price set forth in the Schedule hereto, the principal amount of Purchased Securities set forth [opposite your respective name] in the Schedule hereto. You further agree that any Purchased Securities offered and sold by you to initial purchasers will be offered and sold at the price to public, and in accordance with the provisions relating to commissions and fees, if any, set forth in the Schedule hereto, unless you and the Bank otherwise agree.

     If the foregoing is in accordance with your understanding, please sign and return to us ___ counterparts hereof, and upon acceptance hereof by you [, on behalf of each of the Agents,] this letter and such acceptance hereof, including the provisions of the Distribution Agreement incorporated herein by reference, shall constitute a binding agreement between [you] [each of the Agents] and the Bank. [It is understood that your acceptance of this letter on behalf of each of the Agents is or will be pursuant to authority granted to you by such Agent.]

Very truly yours,

ROYAL BANK OF CANADA

By:

Name:
Title:

By:

Name:
Title:

Accepted as of the date hereof:

RBC CAPITAL MARKETS CORPORATION

By:

Name:
Title:

RBC DAIN RAUSCHER INC.

By:

Name:
Title:

Schedule to Annex I

Title of Purchased Securities:

Senior Global Medium-Term Notes, Series A

Aggregate principal amount:

[$]

Price to Public:

     % of the principal amount of the Purchased Securities, plus accrued interest[, if any,] from       to      [and accrued amortization[, if any,] from       to       ]

Purchase Price by Agents:

     % of the principal amount of the Purchased Securities, plus accrued interest from       to       [and accrued amortization[, if any,] from       to      ]

[Commission:

     % of the principal amount of the Purchased Securities]

Form of Purchased Securities:

[Definitive form, to be made available for checking and packaging at least twenty-four hours prior to the Closing Date at the office of [The Depository Trust Company or its designated custodian] [the Representatives]].

[Book-entry only form represented by one or more global securities deposited with The Depository Trust Company (“DTC”) or its designated custodian, to be made available for checking by the Representatives at least twenty-four hours prior to the Closing Date at the office of DTC.]

Specified funds for payment of purchase price:

Federal (same-day) funds

Closing Date:

     a.m. (New York City time),           , 20___

Indenture:

Indenture dated as of October 23, 2003, between the Bank and JPMorgan Chase Bank, N.A., as Trustee.

Maturity Date:

Interest Rate:

[   %] [Zero Coupon] [See Floating Rate Provisions]

Interest Payment Dates:

[months and dates, commencing ....................., 20..]

Redemption Provisions:

[No provisions for redemption]

[The Purchased Securities may be redeemed, in whole or in part at the option of the Bank, in the amount of [$       or an integral multiple thereof,

[on or after       ,       at the following redemption prices (expressed in percentages of principal amount). If [redeemed on or before       ,       %, and if] redeemed during the 12-month period beginning      ,

Year                    Redemption Price

and thereafter at 100% of their principal amount, together in each case with accrued interest to the redemption date.]

[on any interest payment date falling on or after            ,       , at the election of the Bank, at a redemption price equal to the principal amount thereof, plus accrued interest to the date of redemption.]]

[Other possible redemption provisions, such as mandatory redemption upon occurrence of certain events or redemption for changes in tax law]

[Restriction on refunding]

Sinking Fund Provisions:

[No sinking fund provisions]

[The Purchased Securities are entitled to the benefit of a sinking fund to retire [$       ] principal amount of Purchased Securities on       in each of the years       through     at 100% of their principal amount plus accrued interest[, together with [cumulative] [noncumulative] redemptions at the option of the Bank to retire an additional [$       ] principal amount of Purchased Securities in the years       through       at 100% of their principal amount plus accrued interest.]

[If Purchased Securities are extendable debt securities, insert—

Extendable provisions:

Purchased Securities are repayable on            ,       [insert date and years], at the option of the holder, at their principal amount with accrued interest. The initial annual interest rate will be       %, and      thereafter the annual interest rate will be adjusted on            ,       and       to a rate not less than       % of the effective annual interest rate on U.S. Treasury obligations with      -year maturities as of the [insert date 15 days prior to maturity date] prior to such [insert maturity date].]

[If Purchased Securities are floating rate debt securities, insert—

Floating rate provisions:

Initial annual interest rate will be       % through       [and thereafter will be adjusted [monthly] [on each      ,        ,     and     ] [to an annual rate of      % above the average rate for -year [month] [securities] [certificates of deposit] issued by             and     [insert names of banks].] [and the annual interest rate [thereafter] [from            through       ] will be the interest yield equivalent of the weekly average per annum market discount rate for      -month Treasury bills plus      % of Interest Differential (the excess, if any, of (i) the then-current weekly average per annum secondary market yield for       -month certificates of deposit over (ii) the then current interest yield equivalent of the weekly average per annum market discount rate for       -month Treasury bills); [from            and thereafter the rate will be the then-current interest yield equivalent plus      % of Interest Differential].]

Defeasance provisions:

Closing location for delivery of Purchased Securities:

Documents to be Delivered:

The following documents referred to in the Distribution Agreement shall be delivered as a condition to the Closing:

[None]

[(1) The opinions and letter of counsel to the Bank referred to in Sections 5(i) and 5(j).]

[(2) The opinions and letter of counsel to the Agents referred to in Sections 5(h).]

[(3) The accountants’ letter referred to in Section 5(k).]

[(4) The officers’ certificate referred to in Section 5(l).]

Additional Closing Conditions:

Names and addresses of Representatives:

Designated Representatives:

     Address for Notices, etc.:

Other Terms:

[The provisions of Section 11 of the Distribution Agreement shall apply with respect to this Terms Agreement, and the representatives referred to in Section 12 shall be [RBC Capital Markets Corporation.]]

[expense reimbursement upon termination]

With regard to the offering and sale of the Securities, all determinations and actions required or permitted to be made pursuant to the Distribution Agreement or the Terms Agreement by the Agent(s) or the representatives (including determinations as to whether or not any closing condition has been satisfied and whether or not any unsatisfied conditions shall be waived) shall instead be made [solely] by [RBC Capital Markets Corporation] on behalf of all of the Agents or representatives.]

ANNEX II

ADMINISTRATIVE PROCEDURES MEMORANDUM

(DATED AS OF JANUARY 26, 2005)

FOR

ROYAL BANK OF CANADA

SENIOR GLOBAL MEDIUM-TERM NOTES, SERIES A

DUE 9 MONTHS OR MORE FROM DATE OF ISSUE

          The Senior Global Medium-Term Notes, Series A (the “Securities”) may from time to time be offered on a continuing basis for sale by the Royal Bank of Canada (the “Bank”) through each of RBC Capital Markets Corporation, RBC Dain Rauscher Inc. and each of the agents appointed in accordance Section 11 of the Distribution Agreement to which these Administrative Procedures are an exhibit (the “Distribution Agreement”), who (each, a “Distribution Agent” and, collectively, the “Distribution Agents”) may purchase the Securities, as principal from the Bank for resale to investors and other purchasers in accordance with the Distribution Agreement. In addition, if agreed to by the Bank and the applicable Distribution Agent, such Distribution Agent may utilize its reasonable efforts on an agency basis to solicit offers to purchase the Securities. Only those provisions in these Administrative Procedures that are applicable to the particular role that a Distribution Agent will perform shall apply. Whenever these Administrative Procedures indicate that information may be set forth in a Note, such information may also be set forth in a Pricing Supplement to the Prospectus (as defined below).

          JPMorgan Chase Bank, N.A. (or such other agent appointed in accordance with the Indenture) will act as registrar (the “Registrar”) and domestic paying agent for the Securities through its office in New York, New York. As used herein, the term “Prospectus” refers to the most recent Prospectus, as such document may be amended or supplemented, which has been prepared by the Bank for use by the Distribution Agents in connection with the offering of the Securities.

          Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed thereto in the Securities or the Prospectus.

DTC REGISTERED GLOBAL NOTES

          Securities may be issued in book-entry form (each beneficial interest in a global Note, a “Book-Entry Note” and collectively, the “Book-Entry Notes”) and represented by one or more fully registered global Notes (each, a “Global Note” and collectively, the “Global Notes”) held by or on behalf of The Depository Trust Bank, as depositary (“DTC”, which term includes any successor thereof), and recorded in the book-entry system maintained by DTC. Book-Entry Notes represented by a Global Note are exchangeable for definitive Notes in registered form, of like tenor and of an equal aggregate principal amount, by the owners of such Book-Entry Notes only upon certain limited circumstances described in the Prospectus.

          In connection with the qualification of Book-Entry Notes for eligibility in the book-entry system maintained by DTC, the Bank or its agents will perform the custodial, document control and administrative functions described below, in accordance with their respective obligations under the applicable Letters of Representations from the Bank to DTC relating to the Program, and a Certificate of Deposit Agreement between the Bank and DTC (the “Certificate Agreement”), and the Bank’s obligations as a participant in DTC, including DTC’s Same-Day Funds Settlement System (“SDFS”).

Settlement Procedures for Book-Entry Notes:	Settlement Procedures with regard to Book-Entry Securities purchased by each Distribution Agent as principal or sold by each Distribution Agent, as agent of the Bank, will be as follows (which will have been agreed to by the Bank and such Distribution Agent in accordance with the Distribution Agreement):

(A)	The Distribution Agent will advise the Bank by telephone, confirmed by facsimile or e-mail (with a copy to the Registrar), of the following settlement information:

1.	Taxpayer identification number of the purchaser.

2.	Principal amount of such Book-Entry Notes.

3.	Each term specified in the applicable Pricing Supplement.

4.	Price to public, if any, of such Book-Entry Notes (if such Book-Entry Notes are not being offered “at the market”).

5.	Trade Date.

6.	Settlement Date (Original Issue Date).

7.	Maturity Date.

8.	Redemption provisions, if any, including: Initial Redemption Date, Initial Redemption Percentage and Annual Redemption Percentage Reduction.

Repayment provisions, if any, including Holder’s Optional Repayment Date(s).

9.	Net proceeds to the Bank.

10.	Whether such Book-Entry Notes are being sold to the Distribution Agent as principal or to an investor or other purchaser through the Distribution Agent acting as agent for the Bank.

11.	The Distribution Agent’s commission or discount, as applicable.

12.	Whether such Book-Entry Notes are being issued with Original Issue Discount and the terms thereof.

13.	Default Rate.

14.	Identification numbers of participant accounts maintained by DTC on behalf of the Distribution Agent.

15.	Whether additional documentation will be required for Securities being sold to the Distribution Agent as principal.

16.	Such other information specified with respect to such Book-Entry Notes (whether by Addendum or otherwise).

(B)	The Registrar will assign a CUSIP number of the appropriate series to the Global Note representing such Book-Entry Notes and, as soon thereafter as practicable, the Registrar will notify the Distribution Agent by telephone of such CUSIP number.

(C)	The Distribution Agent will communicate to DTC through DTC’s Participant Terminal System, a pending deposit message specifying the following settlement information:

1.	The information set forth in Settlement Procedure A.

2.	The identification numbers of the participant accounts maintained by DTC on behalf of the Registrar and the Distribution Agent.

3.	Identification of the Book-Entry Note as a Fixed Rate Book-Entry Note or Floating Rate Book-Entry Note.

4.	The initial Interest Payment Date for the Global Note representing such Book-Entry Notes, the number of days by which such date succeeds the related Record Date and, if then calculable, the amount of interest payable on such Interest Payment Date (which amount shall have been confirmed by the Bank).

5.	The CUSIP number of the Global Note representing such Book-Entry Notes.

6.	Whether such Global Note represents any other Securities issued or to be issued in book-entry form.

The Distribution Agent will complete and deliver to the Trustee the Global Note representing such Book-Entry Notes in a form that has been approved by the Bank and the Distribution Agent and the Bank will deliver its authentication instructions to the Trustee.

(D)	The Trustee will authenticate pursuant to the Bank’s instructions the Global Note representing such Book-Entry Notes in a form that has been approved by the Bank and the Distribution Agent.

(E)	DTC will credit the Book-Entry Notes represented by such Global Note to the participant account of the Registrar maintained by DTC.

(F)	The Registrar will enter an SDFS deliver order through DTC’s Participant Terminal System instructing DTC (i) to debit such Book-Entry Notes to the Registrar’s participant account and credit such Book-Entry Notes to the participant account of the Distribution Agent maintained by DTC and (ii) to debit the settlement account of the Distribution Agent and credit the settlement account of the Registrar maintained by DTC, in an amount equal to the price of such Book-Entry Notes less such Distribution Agent’s commission or discount. Any entry of such deliver order shall be deemed to constitute a representation and warranty by the Registrar to DTC that (i) the Global Note representing such Book-Entry Notes has been issued and authenticated and (ii) the Registrar is holding such Global Note pursuant to the Certificate Agreement.

(G)	In the case of Book-Entry Notes sold through a Distribution Agent acting as agent, the Distribution Agent will enter an SDFS deliver order through DTC’s Participant Terminal System instructing DTC (i) to debit such Book-Entry Notes to the Distribution Agent’s participant account and credit such Book-Entry Notes to the participant accounts of the Participants maintained by DTC and (ii) to debit the settlement accounts of such Participants and credit the settlement account of the Distribution Agent maintained by DTC, in an amount equal to the offering price of such Book-Entry Notes.

(H)	Transfers of funds in accordance with SDFS deliver orders described in Settlement Procedures F and G will be settled in accordance with SDFS operating procedures in effect on the Settlement Date.

(I)	In the case of Book-Entry Notes sold through a Distribution Agent acting as agent, the Distribution Agent will confirm the purchase of such Book-Entry Notes to the purchaser either by transmitting to the Participant with respect to such Book-Entry Notes a confirmation order through DTC’s Participant Terminal System or by mailing a written confirmation to such purchaser.

Settlement Procedures Timetable:	For offers to purchase Book-Entry Notes accepted by the Bank, Settlement Procedures “A” through “I” set forth above shall be completed as soon as possible but no later than the respective times (New York City time) set forth below:

Settlement
Procedure Time

	A	11:00 a.m. on the Trade Date

	B	12:00 noon on the Trade Date

	C	5:00 p.m. on the Trade Date

	D	9:00 a.m. on the Settlement Date

	E	10:00 a.m. on the Settlement Date

	F-G	2:00 p.m. on the Settlement Date

	H	4:00 p.m. on the Settlement Date

	I	5:00 p.m. on the Settlement Date

If a sale is to be settled on the same Business Day as the Trade Date, Settlement Procedures C, D, F and G shall be completed no later than 2:30 p.m. on such Business Day.

If a sale is to be settled more than one Business Day after the trade date, Settlement Procedures A, B and C may, if necessary, be completed at any time prior to the specified times on the first Business Day after such trade date. In connection with a sale which is to be settled more than one Business Day after the trade date, if the initial interest rate for a Floating Rate Note is not known at the time that Settlement Procedure A is completed, Settlement Procedures B and C shall be completed as soon as such rate has been determined, but no later than 11:00 a.m. and 2:00 p.m., New York City time, respectively, on the second Business Day before the Settlement Date.

Settlement Procedure H is subject to extension in accordance with any extension of Fedwire closing deadlines and in the other events specified in the SDFS operating procedures in effect on the Settlement Date.

If settlement of a Book-Entry Note is rescheduled or canceled, the Bank shall deliver to DTC, through DTC’s Participant Terminal System, a cancellation message to such effect by no later than 5:00 p.m., New York City time, on the Business Day immediately preceding the scheduled Settlement Date.

Failure to Settle:	If the Registrar fails to enter an SDFS deliver order with respect to a Book-Entry Note pursuant to Settlement Procedure F, then the Registrar may deliver to DTC, through DTC’s Participant Terminal System, as soon as practicable a withdrawal message instructing DTC to debit such Book-Entry Note to the participant account of the Registrar maintained at DTC. DTC will process the withdrawal message; provided that such participant account contains a principal amount of the Global Note representing such Book-Entry Note that is at least equal to the principal amount to be debited. If withdrawal messages are processed with respect to all Book-Entry Notes represented by a Global Note, the Registrar will mark such Global Note “canceled” and make appropriate entries in its records. The CUSIP number assigned to such Global Note shall, in accordance with CUSIP Service Bureau procedures, be canceled and not immediately reassigned. If withdrawal messages are processed with respect to some of the Book-Entry Notes represented by a Global Note, the Registrar will exchange such Global Note for two Global Notes, one of which shall represent the Book-Entry Notes for which such withdrawal messages are processed and shall be canceled immediately after issuance, and the other of which shall represent the other Book-Entry Notes previously represented by the surrendered Global Note and shall bear the CUSIP number of the surrendered Global Note.

In the case of any Book-Entry Note sold through a Distribution Agent, acting as agent, if the purchase price for any Book-Entry Note is not timely paid to the Participants with respect to such Book-Entry Note by the beneficial purchaser thereof (or a person, including an indirect participant in DTC, acting on behalf of such purchaser), such Participants and, in turn, the applicable Distribution Agent may enter SDFS deliver orders through DTC’s Participant Terminal System reversing the orders entered pursuant to Settlement Procedures F and G, respectively. Thereafter, the Registrar will deliver the withdrawal message and take the related actions described in the preceding paragraph.

Notwithstanding the foregoing, upon any failure to settle with respect to a Book-Entry Note, DTC may take any actions in accordance with its SDFS operating procedures then in effect. In the event of a failure to settle with respect to a Book-Entry Note that was to have been represented by a Global Note also representing other Book-Entry Notes, the Registrar will provide, in accordance with Settlement Procedure D, for the issuance of a Global Note representing such remaining Book-Entry Notes and will make appropriate entries in its records.

Preparation and Delivery of Pricing Supplements:	If any offer to purchase a Note is accepted by the Bank, the Bank will promptly prepare a Pricing Supplement reflecting the terms of such Note. The Bank shall deliver copies of such Pricing Supplement to the Distribution Agent which made or presented the offer to purchase the applicable Note, as instructed by such Distribution Agent, and to the paying agent as soon as practicable following the trade, but in no event later than 11:00 a.m. (New York City time) on the Business Day following the applicable trade date.